FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1                  Name and Address of Company

Century Financial Capital Group Inc. (“Century” or the “Company”) Canadian Venture Building

82 Richmond Street East

Toronto, ON M5C 1P1

Item 2                  Date of Material Change

February 20, 2018

Item 3                 News Release

The Company disseminated a news release concerning the material change described herein on February 20, 2018 via The Newswire and subsequently filed on SEDAR at www.sedar.com.

Item 4                 Summary of Material Change

Century Financial Capital Group Inc. Declares Stock Dividend

Item 5                 Full Description of Material Change

5.1 Full Description of Material Change

The Company provided notice that it has declared a stock dividend of one (1) common share for each one (1) existing common share of the Company outstanding, payable on March 16, 2018 to the shareholders of record as of March 5, 2018. Pursuant to the stock dividend, the Company will issue an aggregate of 54,230,732 common shares based on the number of common shares outstanding as of the date hereof.

Registered shareholders will be mailed a letter of transmittal, which will be included with the meeting materials to be mailed to shareholders in connection with the Company’s annual general and special meeting to be held on March 15, 2018 and will be posted on the Company’s SEDAR profile at www.sedar.com. Shareholders that wish to receive a stock certificate for their common shares issued pursuant to the stock dividend will be required to follow the instructions in the letter of transmittal.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6                 Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7                  Omitted Information

Not applicable.

Item 8                   Executive Officer

Yaron Conforti

CEO

Tel: (416) 716-8181

Item 9                    Date of Report

February 20, 2018